Exhibit 22.1

LIST OF SUBSIDIARY ISSUERS OF GUARANTEED SECURITIES

As of June 30, 2021, Physicians Realty Trust is the guarantor of the outstanding guaranteed debt securities of its subsidiaries, as listed below.

Debt Instrument	Issuer
4.300% Senior Notes due 2027	Physicians Realty L.P.
3.950% Senior Notes due 2028	Physicians Realty L.P.